EXHIBIT 3.3

CERTIFICATE OF AMENDMENT
TO THE TO THE CERTIFICATE OF INCORPORATION
OF PREFERRED/TELECOM, INC.

Pursuant to §242 of the Delaware General Corporation Law, the undersigned corporation executes this Certificate of Amendment to the Certificate of Incorporation of Preferred/telecom, Inc. (the “Corporation”).

I.

Paragraph FOURTH of the Corporation’s Certificate of Incorporation is amended to read in its entirety as follows:

FOURTH. The total number of shares of stock which the corporation shall have authority to issue is fifteen million (15,000,000). The par value of each of such shares is One Tenth of One Cent ($.001). All such shares are of one (1) class and are shares of Common Stock.

Each share of Common Stock of the Corporation, par value $0.001 per share, issued and outstanding or held in treasury of the Corporation are hereby reclassified and changed into three fully paid nonassessable Shares of the Corporation, par value $0.001 per share.

II.

The foregoing amendment has been duly adopted in accordance with the provisions of Section 242(b) of the Delaware General Corporation Law.

IN WITNESS WHEREOF this Certificate of Amendment has been executed for Preferred/telecom, Inc., by H. David Friedman, its President.

/s/ M. David Friedman
President

STATE OF TEXAS	§
§
COUNTY OF DALLAS	§

BEFORE ME, the undersigned authority, on this day personally appeared H. David Friedman, known to me to be the person whose name is subscribed to the foregoing instrument, and acknowledged to me that it represents the act and deed of Preferred/telecom, Inc., and that the facts stated therein are true.

GIVEN UNDER MY HAND and seal of office this 9th day of March, 1995.

/s/ Steven K. Smith
Notary Public in and for the State of Texas